# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROYALAND CO LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, PEMBROKE, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056675

## Reporting persons
- GMS Sovereign Plus Fund SPC Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (5.6% of the class)
- Sukru Evrengun: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (5.6% of the class)
- Angelo Galli: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (5.6% of the class)

## Item 1. Issuer
Name of issuer: ROYALAND CO LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by GMS Sovereign Plus Fund SPC Ltd., a British Virgin Islands company, Sukru Evrengun, an individual, and Angelo Galli, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Sea Meadow House, PO Box 116, Road Town, British Virgin Islands.
Citizenship:
GMS Sovereign Plus Fund SPC Ltd. is a British Virgin Islands company.
Sukru Evrengun is a citizen of the Netherlands.
Angelo Galli is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: GMS Sovereign Plus Fund SPC Ltd. is the record holder of 250,000 Class B Common Shares of the Issuer. Sukru Evrengun and Angelo Galli are the directors of GMS Sovereign Plus Fund SPC Ltd. and have shared voting and dispositive powers over the shares held by it. As a result, Sukru Evrengun and Angelo Galli are deemed to beneficially own the shares held by GMS Sovereign Plus Fund SPC Ltd.
Percent of class: The 250,000 Class B Common Shares beneficially owned by each Reporting Person represented approximately 5.6% of the Issuer's outstanding Class B Common Shares based on 4,475,000 Class B Common Shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GMS Sovereign Plus Fund SPC Ltd.: /s/ Sukru Evrengun, Sukru Evrengun, Director (02/14/2025)
- Sukru Evrengun: /s/ Sukru Evrengun, Sukru Evrengun (02/14/2025)
- Angelo Galli: /s/ Angelo Galli, Angelo Galli (02/14/2025)